UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018.

Commission File Number: 001-38146

ZK INTERNATIONAL group Co., Ltd.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic& Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Formation of a subsidiary

On March 15, 2018, Zhejiang Zhengkang Industrial Co. Ltd. (“Zhejiang Zhengkang”), a subsidiary of ZK International Group Co. Ltd. incorporated a new subsidiary, Wenzhou Zhenglong Ecommerce Co., Ltd. (“Zhenglong Ecommerce” or the “Company”), under the laws of the People’s Republic of China, of which Zhejiang Zhengkang owns 90% of the shares issued. Zhenglong Ecommerce specializes in the promotion, marketing and after-sales service of high-quality stainless steel pipes and smart drinking water systems. The company has an online sales platform, Zhenglong Mall, which adopts the O2O+B2B2C model. The platform offers retail sales for individual consumers and also acts as agent for wholesalers and dealers across the country. The Company currently facilitates sales of stainless steel pipelines and related tools of Zhejiang Zhengkang. The Company plans to provide high-quality environmental pipe products and smart water purification products, and to offer value-added services such as installation and after-sales services.

Forward-Looking Statements:

Certain statements in this Current Report on Form 6-K contain forward-looking statements regarding, among other things, the Company’s plans, strategies and prospects, both business and financial. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of the Company.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are described more fully in Company’s filings with the SEC.  Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that their objectives or plans will be achieved. the Company does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Current Report. Except to the extent required by applicable laws and regulations, the Company has no obligation to update these forward-looking statements to reflect events or circumstances after the date of this current report or to reflect the occurrence of unanticipated events.

EXHIBIT INDEX

Exhibit No.	Description

21.1	List of Subsidiaries

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2018	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board

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